SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

OPTIBASE LTD.
(Name of Subject Company (Issuer))

THE CAPRI FAMILY FOUNDATION
SHLOMO (TOM) WYLER
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.65 PER SHARE
(Title of Class of Securities)

M7524R116
(CUSIP Number of Class of Securities)
Rouven Schwarz
Arthur Rubinstein Street 3/38
Tel Aviv 6967117, Israel
Telephone: +972-54-690-9224
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Boaz Noiman, Adv. Sharon Rosen, Adv. FISCHER (FBC & Co.) 146 Menachem Begin Street Tel Aviv 6492103, Israel Telephone: +972-3-694-4111	Andris Vizbaras, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, NY 10005 Telephone: (212) 238-8698

CALCULATION OF FILING FEE

Transaction Valuation* $11,906,147	Amount of Filing Fee** $1,104
*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 941,942 ordinary shares of Optibase Ltd. at a purchase price of $12.64 cash per share.
**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2022 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.00009270.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,013 Form or Registration No.: SC TO-T	Filing Party: The Capri Family Foundation Shlomo (Tom) Wyler Date Filed: February 15, 2022
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☒	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (this “Schedule TO”) filed by The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama (the “Bidder”), and Shlomo (Tom) Wyler, and relates to the offer by the Bidder to purchase 941,942 outstanding ordinary shares, nominal (par) value NIS 0.65 per share (the “Shares”), of Optibase Ltd. (“Optibase”), not already owned by the Bidder group, at $11.64 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated February 15, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Amendment is being filed to amend and supplement the Items set forth below.  The information set forth in the Offer to Purchase and the related Letter of Transmittal, and any schedules attached thereto, is hereby expressly incorporated herein by reference in response to all of the items of Schedule TO, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Amendments to Schedule TO Items 1 through 11 and Offer to Purchase

The Offer to Purchase and Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the following information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“On February 18, 2022, Capri issued a press release announcing that it has determined to increase the Offer Price to $12.64 per share. The Bidder Group filed the press release as Exhibit (a)(5)(D) to the Schedule TO and it is incorporated in the Offer to Purchase by reference.

“Capri expects to amend the Offer to Purchase, on or around February 23, 2022, to update matters that relate to the increased offer price.”

The Schedule TO, including the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, the Letter to Clients, and the Form of Cover of ‘Mifrat’ filed with the Israel Securities Authority are hereby amended by amending all references to the offer price to be paid in the Offer to $12.64 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended by adding and amending the following exhibits:

NO.	DESCRIPTION
(a)(5)(D)	Text of Press Release issued by the Bidder on February 18, 2022.
107	Filing fee table.

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

THE CAPRI FAMILY FOUNDATION By: /s/ Andreas Kothgasser Name: Andreas Kothgasser Title: Trustee
/s/ S. T. Wyler Shlomo (Tom) Wyler

Dated:  February 18, 2022

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated February 15, 2022.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).*
(a)(5)(A)	Text of Press Release issued by the Bidder on February 15, 2022.*
(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israel Securities Authority on February 15, 2022.*¶
(a)(5)(C)	Form of Acceptance Notice filed with the Israel Securities Authority on February 15, 2022.*¶
(a)(5)(D)	Text of Press Release issued by the Bidder on February 18, 2022.
(b)(1)	Confirmation of Framework Credit Limit, dated February 8, 2019, between Credit Suisse (Switzerland) Ltd. and the Bidder. §
(b)(2)	General Deed of Pledge, dated September 21, 2018, by the Bidder in favor of Credit Suisse (Switzerland) Ltd. §
(c)(1)	Valuation Report, dated December 31, 2021, of Wuest Partner AG regarding the commercial property of Optibase at Chemin des Aulx, Switzerland.*
(c)(2)	Valuation Report, dated February 1, 2022, of Wuest Partner AG regarding the commercial property of Optibase at Rümlang, Switzerland.*
(c)(3)	Valuation Reports, dated March 2021, of Florida House Appraisers, regarding 24 residential condominium units of Optibase in Miami, Florida.§
(c)(4)	Financial analysis of MNS Consulting, dated October 2021.§
(c)(5)	Initial Evaluation of MNS Consulting, dated November 30, 2021.§
(c)(6)	Updated Evaluation of MNS Consulting, dated February 14, 2022.*
(d)	Indemnification Agreement, dated November 30, 2021, by the Bidder in favor of the directors and officers of Optibase.§
(e)	Not applicable.
(f)	Sections 337 and 338 of the Israeli Companies Law.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing fee table.

*	Incorporated by reference to the Tender Offer Statement on Schedule TO filed by the Bidder on February 15, 2022.
§	Incorporated by reference to the Tender Offer Statement on Schedule TO filed by the Bidder on December 1, 2021.
¶	English translation from Hebrew.